SCHEDULE I (FAFB), DATED MAY 8, 2024, TO MULTIPLE CLASS OF SHARES PLAN FOR VIP FUNDS

Variable Insurance Products Fund VI

FUND/CLASS	SALES CHARGE	DISTRIBUTION FEE (as a percentage of average net assets)	SHAREHOLDER SERVICE FEE (as a percentage of average net assets)	CLASS LEVEL REDEMPTION FEE (as a percentage of amount redeemed)
Hedged Equity Portfolio:
Investor Class	none	none	none	none
Initial Class	none	none	none	none
Service Class	none	0.00	0.10	none
Service Class 2	none	0.00	0.25	none